Exhibit 99.4

For Immediate Release	Press Contacts:
Cindy Morgan-Olson
+1-212-851-8842
NICE Actimize
cindy.morgan-olson@actimize.com

Investors:
Marty Cohen
+1 212 574 3635 (ET)
Anat Earon-Heilborn
+972 9 775 3798 (CET)
NICE Systems Ltd.
ir@nice.com

NICE Actimize Selected as Winner in “Advanced Technology” Category in
Celent’s 2012 Anti-Money Laundering and Fraud Vendor Review

The award reflects Celent’s analysis of factors such as
range of integration methods, scalability and system flexibility

New York – March 27, 2012 – NICE Actimize, a NICE Systems (NASDAQ:NICE) company and the largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry, announced it was named the Advanced Technology category winner in Celent’s XCelent 2012 awards based on survey findings contained in Celent’s recent report “Evaluating the Enterprise-Wide Compliance Vendors – Solutions for Anti-Money Laundering and Anti-Fraud.”

Celent’s criteria for the Advanced Technology award focused on key factors including range of integration methods, scalability and system flexibility. Additional factors such as analytics, range of databases and operating systems supported, and the ability to modify the system using visual tools were also among the criteria considered. NICE Actimize’s Anti-Money Laundering Suite, Fraud Prevention Suite and Enterprise Risk Case Manager were reviewed by the analyst in consideration for this award.

“Celent has always supported the financial crime approach, that is, consolidating AML and anti-fraud efforts on a common platform, but until now there were few concrete examples of this approach to point to,” said Neil Katkov, PhD, Senior Vice President, Asia for Celent and coauthor of the report. “We see that a growing number of firms are taking a holistic approach to these issues – NICE Actimize is a successful example of a firm applying advanced technology to this area.”

In its review of NICE Actimize, Celent notes NICE Actimize‘s transaction behavior monitoring capabilities, the solution’s cost effectiveness and voice integration capability with NICE Systems, as some of the strengths cited by NICE Actimize clients. Clients also expressed satisfaction with the information sharing among the NICE Actimize client base and with NICE Actimize’s ability to listen to their customers, ask for suggestions, and implement changes in response to client feedback.

"We are proud that Celent has positioned NICE Actimize as a winner in Advanced Technology in anti-money laundering and fraud, and we will continue to drive the development of innovative financial crime solutions with, and for, our clients," said Amir Orad, president and chief executive officer of NICE Actimize. “We are pleased with the continued market acceptance of NICE Actimize's solutions and see this as testimony that we are effectively assisting our clients in addressing these evolving challenges.”

Celent is a leading research and consulting firm focused on the application of information technology in the global financial services industry. The firm began covering the anti-money laundering space in 2002, and published its first AML vendor evaluation report in 2003. The 2012 edition of the report expands beyond anti-money laundering and encompasses enterprise financial crime risk by including an evaluation of the anti-fraud solutions of the included technology vendors.

Analyst Report Methodology
For this report, Celent analysts Neil Katkov, PhD, and Arin Ray utilized Celent’s proprietary modeling framework called the ABCD Vendor View to profile and benchmark anti-money laundering and fraud vendors across four dimensions: advanced technology, breadth of functionality, customer base and depth of client services. The Celent ABCD Vendor View showed relative positions of 22 specific vendor solutions within this framework; the top performers in each of the ABCD dimensions received a corresponding XCelent Award.

NICE Actimize, a NICE Systems (NASDAQ: NICE) company, is the world's largest and broadest financial crime, risk and compliance solutions provider. The company provides real-time and cross-channel fraud prevention, anti-money laundering, enterprise investigations, risk management and trading surveillance solutions built upon a single flexible software platform. Implemented by the majority of the world's largest financial institutions, including all of the top 10 banks, the company's solutions enable clients to mitigate financial crime risk, improve compliance, and reduce operational costs. www.actimize.com.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies.www.nice.com.

Trademark note: Actimize, the Actimize logo, NICE, and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.